ALDA Pharmaceuticals Corp.

Management’s Discussion & Analysis

For the Three and Nine Months Ended

March 31, 2013

1.1

DATE

This Management Discussion and Analysis (“MD&A”) is dated May 12, 2013 and should be read in conjunction with the condensed interim consolidated financial statements for March 31, 2013 and annual consolidated financial statements of ALDA Pharmaceuticals Corp. (“ALDA” or the “Company”) for the year ended June 30, 2012.  All financial information is expressed in Canadian dollars and is prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) and in accordance with IAS 34 – Interim Financial Reporting.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. During the quarters ended March 31, 2013 and 2011, the Company experienced operating losses and negative operating cash flows, operations of the Company having been funded by loans and the issuance of share capital. The Company has yet to achieve a level of revenues adequate to achieve profitability. The application of the going concern assumption is dependent on management’s ability to successfully execute its business plan, to secure sufficient financing, and to develop profitable operations. Additional equity or debt-based financing is required to continue the Company’s operations and pursue therapeutic developments.

1.2

OVERALL PERFORMANCE

On November 13, 2003, ALDA Pharmaceuticals Corp., formerly Duft Biotech Capital Ltd., a Capital Pool Company, completed the acquisition of the assets of 513947 BC Ltd., formerly ALDA Pharmaceuticals Inc. (“API”). ALDA trades on the TSX Venture Exchange in Canada under the symbol “APH” and on the OTCQB under the symbol “APCSF”.

ALDA has developed a patented infection control formulation, referred to as “T36®”, a mixture of ethanol containing the anti-microbial ingredients o-phenylphenol (“OPP”), benzalkonium chloride (“BZK”), chlorhexidine gluconate (“CHG”) and Nonoxynol-9 (”N-9”)..

Currently, further development of T36® is suspended and the Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

Sales,  manufacturing, and sponsorship agreements

Sales

On September 11, 2012, the Company entered into an agreement with Canagen Pharmaceuticals Inc. (“Canagen”) that granted the Company global sales and marketing rights, excluding China and India, to Pedia-Safe POLYVITAMIN DROPS (“Pedia-Safe”). Pedia-Safe is a liquid multivitamin formulation developed for expectant and breast-feeding mothers, infants and children up to 9 years of age, which is registered for sale in Canada under Health Canada’s Natural Health Products Regulations, with the issuance of Natural Product Number 80026139.

On October 18, 2012, the Company entered into a binding Memorandum of Understanding to acquire FerroHeme®, a dietary iron supplement and the concomitant global sales and marketing rights to the product, from Canagen. Under the terms of the Memorandum of Understanding, ALDA will provide payments over a period of three years to reimburse Canagen for the development and goodwill costs of Ferroheme and, thereafter, pay royalties of 5% of net sales to Canagen until the earlier of five years or the total royalties paid to Canagen are equal to 50% of the acquisition cost. On full payment of the development costs and the royalties, ownership of FerroHeme® will be transferred to ALDA. By mutual agreement of ALDA and Canagen, the payments and royalties may be paid in cash or shares of ALDA, subject to the policies of the TSX Venture Exchange. FerroHeme® has been granted Natural Product Number 80001571 by Health Canada, for the prevention and treatment of anemia and iron deficiencies, and contains a proprietary hemoglobin-protein complex that is biologically identical to the iron and oxygen carrying hemoglobin in the human body. Unlike non-heme iron supplements, such as ferrous sulphate, ferrous gluconate and other synthetic iron supplements that are predominantly sold and used by consumers globally, FerroHeme® has a superior absorption profile,  thus allowing full absorption and bio-availability of iron to humans, without the high incidence of gastrointestinal side effects, such as constipation, nausea and abdominal pain and, most importantly, the dangerous risks of cellular oxidative damage, iron toxicity and hemochromatosis. It also prevents sudden boosts of iron which can overwhelm the body's ability to manage the mineral.

Manufacturing

Included in the sales agreements between the Company and Canagen above, the Company has also granted Canagen the sole, exclusive right to manufacture Pedia-Safe and FerroHeme® (“the Products”) or to have the Products manufactured by a third party manufacturer for the Company and/or its sub-licensees, according to any packaging label the Company requires and delivering the Products to any destination required by the Company. The Company also expects to have its T36® 0.5% Hydrocortisone Ointment (NPN 80026033) manufactured through Canagen’s contractors as well. At the time of this report, there were no other active manufacturing agreements in place.

Sponsorship

As announced in a news release issued on July 15, 2009, the Company entered into a corporate sponsorship agreement (“the Sponsorship”) with the Vancouver Organizing Committee (“VANOC”) for the 2010 Olympic and Paralympic Winter Games (“the Winter Games”). Under the terms of the Sponsorship, the Company was granted the exclusive rights to be the Official Supplier in the Hand Sanitizer and Disinfectant Cleaning Products category for the 2010

Winter Games and rights to associate with the Canadian Olympic Team competing at the Vancouver 2010 Olympic Winter Games and the London 2012 Olympic Games through to December 31, 2012. After the Winter Games were completed, VANOC assigned its rights under the agreement to the Canadian Olympic Committee (“the COC”). As previously reported, the Company was unable to pay the remaining $875,000 that was owed to the COC under the terms of the Sponsorship. As a result, the Company has agreed to stop using the Olympics marks. Also, with the agreement of the Company, the full amount of the COC liability was assigned by the COC to a third party. On September 12, 2012 the entire amount of the liability was settled by the issuance of 10,687,500 shares at an average value of $0.083 per share. All of these shares are subject to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement which allows a scheduled release of shares from escrow over a three year period.

Patents and patent applications

Canada

On April 6, 2011, the Company announced in a news release that a Canadian patent had been allowed for the composition and manufacturing methods for T36® and is currently pending.

China

On February 6, 2008, the Company announced that Certificate of Invention Patent Number ZL02829642.7 had been issued by the State Intellectual Property Office of the People’s Republic of China. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022.

United States

U.S. Patent Number 7,338,927 was issued on March 4, 2008 and provides protection for the composition and production methods for ALDA's T36® formulation until August 20, 2022.  On July 14, 2009, the USPTO issued U.S. Patent Number 7,560,422 which provides protection for certain uses of T36® formulation until August 20, 2022.

European Union

A patent application for the composition and manufacturing methods for T36® submitted to the EU has been abandoned due to the high cost of its maintenance and the limited claims that were allowed by European Patent Office.

Australia

Australian Patent #2002322916 that provided protection for the composition and production methods for ALDA’s T36® formulation and Australian Patent #2007237333 that protected certain uses of T36® for human use were abandoned due to the relatively high cost of maintenance compared to the size of the Australian market.

PCT application for anti-inflammatory, antiseptic therapeutic formulation

On March 20, 2008 the Company filed a comprehensive new patent application, International Application No. PCT/CA2008/000536, “Antiseptic Compositions for the Treatment of Infections”, with CIPO under the Patent Cooperation Treaty (PCT). The new PCT application seeks protection for the composition and preparation of T36®

formulations that also contain steroids, anesthetics or analgesics for use on topical infections and, in particular, inflamed infections. US Patent Application No. 12/933,358 and a Canadian Patent Application are still in progress.

At the time of writing, the Company has no assurance that any patents that have not yet been granted will be granted at all and, if any patents are granted, the Company cannot estimate when the patents will be granted or what claims will be allowed and protected, if any.

Optioned patent

On October  19, 2012 the Company entered into a binding Memorandum of Understanding that grants ALDA an option to acquire a number of new pharmaceutical products from Canagen including octacosanyl nicotinate, a cardiovascular drug with US Patent 7,615,641.

Trademarks

The Company trademarked “T36®” and the design of the T36® logo in Canada on April 22, 2004 (Registration No. TMA608308) for “pharmaceuticals, namely a disinfectant agent”, and in the United States as a Principal Register mark on November 2, 2004 (Registration No. 2898506) for a “pharmaceutical agent for use as an ingredient in disinfectants in liquid, spray, cream, ointment or gel for the prevention of infectious diseases”..  The US registration remains in force and will be due for renewal on January 18, 2015.

Pedia-Safe® and FerroHeme® are both registered trademarks for the products that the Company has acquired or will acquire from Canagen.

Regulatory Requirements

The Company will be establishing its regulatory procedures for the sale and marketing of natural health products, OTC’s and generic drugs once it has funding in place.

Foreign registration of securities

On April 20, 2009 the Company’s common shares were added to the OTC Bulletin Board System under the symbol “APCSF”. On April 5, 2010, the OTCQB™ marketplace was created to provide a separate designation to identify OTC-traded companies that are registered with the SEC and remain current in their reporting obligations. The Company now trades on the OTCQB™ under same symbol. Market maker quotations for all OTCQB securities available to investors on www.otcmarkets.com. At this time, the trading of the company’s shares is very limited. The Company cannot guarantee that there will be a market for the Company’s common shares in the United States or that there will any significant amount trading in the company’s shares for the foreseeable future.

Risk Factors

Risks pertaining to the Company:

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company was started as a Capital Pool Company, operated its business of selling disinfectant and hand sanitation products from November, 2003 to October, 2011and had limited revenues during this time. On October 31, 2011, the

Company vacated its warehouse on expiry of the lease and ceased manufacturing its products. Since then and the Company has had no revenues except for receivables from orders placed prior to November 1, 2011.. The Company has acquired rights and options to new  pharmaceutical products but no revenues have been realized from these products at the time of this report. As a result, future sales of the Company’s products are virtually impossible to predict.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

Based upon current plans to attempt to introduce new products into new markets in Canada and internationally, pursue additional patent applications and regulatory approvals, develop new products, maintain the Company’s public listing on the TSX-Venture Exchange and support the continued registration of its securities in the US, the Company expects to incur operating losses in future periods. These losses will occur because there are continuing expenses associated with the marketing and production of any products the Company may acquire, research and development, intellectual property protection, testing and registration of therapeutic products, legal and accounting fees, the maintenance of its public listing and other expenses. The Company may not be successful in generating significant revenues from any products in the future. Failure to generate revenues could cause the Company to contract or go out of business. At the time of this report, the Company is insolvent because its liabilities are greater than its assets. Also at the time of this report, the Company has insufficient funds to continue the production and sales of any products and will be unable to do so without securing further financing.

If the Company raises further funds through equity issuances, the price of its securities could decrease due to the dilution caused by the sale of additional shares.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current shareholders to experience dilution and possibly lower the trading price of its shares. Such securities may grant rights, preferences or privileges senior to those of the Company’s common shareholders. The Company is not profitable and will not be profitable for the foreseeable future under its current development plan. The Company plans to issue further equity to raise funds as necessary to continue operations and fund its program of  research and development, patent protection and regulatory approvals. As a result, an indeterminate amount of dilution of the Company’s capital stock will occur.

The Company has issued a limited number of shares out of its authorized capital of an unlimited number of common shares, which could be dilutive and negatively affect the share price.

Having an unlimited number of authorized but unissued common shares could allow the Company’s Directors and

Officers to issue a large number of shares without shareholder approval, leading to significant dilution of current shareholders and possible lowering of the share price.

The Company could enter into debt obligations and not have the funds to repay these obligations.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company’s operations. The Company might not be able to repay any of its indebtedness.  The Company does not have any contractual restrictions on its ability to enter into binding agreements and, accordingly, the Company could incur significant obligations to third parties including financial obligations. Any such obligations could restrict the Company’s operations and the Company might not be able to pay for its commitments. If the Company cannot meet its commitments, legal action could be taken against the Company. Any such actions could further restrict the Company’s ability to conduct its business.

The Company has a history of generating limited revenues and the continuing failure to generate further revenues could cause the Company to cease operations.

The Company has no history of pre-tax profit and in the previous three years has had only limited annual revenues for each of the years it has been operating. The Company sustained operating losses for each of its fiscal years and has sustained significant accumulated operating losses. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations and be suspended or de-listed from trading on public markets. The auditor’s reports to the shareholders are expressed in accordance with Canadian reporting standards, which do not require a reference to conditions and events that cast substantial doubt on the Company's ability to continue as a going concern when these are adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Had the Company’s financial statements been audited by US auditors, the Company most likely would have received a “going concern” qualification. A “going concern” qualification, or the existence of a basis for such a qualification, could negatively affect the Company’s ability to raise capital.

The Company’s future performance is dependent on key personnel. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company.

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. Dr. Terrance G. Owen is the President, Chief Executive Officer and a Director. Jamie Lewin is the Secretary, Chief Financial Officer and a Director. Thomas Kennedy and Eugene Beukman and Mr. Lewin are Directors. Terrence Owen, Thomas Kennedy and Eugene Beukman are members of the Audit Committee. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time. The Company currently does not carry any key person insurance on any of the executives or members of the board of directors. The only contract in   place with any of the employees, officers or directors of the Company is with Terrance Owen.

The Company has not declared any dividends since its inception in 2000 and has no present intention of paying any cash dividends on its common shares in the foreseeable future.

The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common shares in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

The Company’s future performance is dependent on key suppliers and manufacturers and a loss of any suppliers or manufacturers could have a material adverse effect on the Company by reducing or eliminating the ability of the Company to manufacture or sell its products.

The Company will be dependent on contractors to Canagen to have its new products manufactured. If, in the future, any of these suppliers or manufacturers were to go out of business or were unable to supply the products required by the Company, the Company would have to find other suppliers or manufacturers. There is no guarantee that the Company would be able to find other suppliers or manufacturers. If the Company could not find other suppliers or manufacturers, production of the Company’s products would be delayed for an indefinite period of time and such delays would lead to delayed revenues or reduced revenues or both.

To meet its financial obligations, the Company may be required to divest itself of certain assets

Since the Company has insufficient funds to meet its financial obligations, it is possible that the Company may have to sell or provide rights to its some or all of its assets, including its patents and rights to the T36® technology.

There is no assurance that any patent applications filed will be approved, and failure to obtain such approvals could leave the Company with no further protection for its intellectual property.

Patent protection is very important to the Company’s current and future products Although patents may be allowed, there is also no assurance that any patents will not be challenged or that future patent applications will be successful. A lack of patent protection would significantly alter the competitive environment and possibly allow competitors to infringe on the technology of the Company’s business. Reduced revenues and lack of future products could result from such infringement.

There is no assurance that the Company will be able to secure the funds needed for future development, and failure to secure such funds could lead to a lack of opportunities for growth or cause the cessation of its business.

The products that have been acquired, optioned or may be acquired by the Company will require registration with the health authorities in every jurisdiction in which sales are contemplated. A lack of funds would impair the ability of the Company to complete such registrations. A lack of funds would also impair the Company’s ability to establish marketing and sales plans once any products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

There is no assurance that research and development being conducted by the Company to create new products will be successful.

The Company is interested in conducting research and development on new products, but the outcomes of research and development are never certain. For example, there is no assurance that any new products will be developed or that any new products that do result will have a competitive advantage or market acceptance, will not be superseded by the new products of competitors, will not infringe on the patents of other companies or that other companies will not develop products that infringe on patents obtained by the Company for its new products.

The Company and the Company’s products have limited brand awareness which limits the ability of the Company to gain credibility from prospective customers and to sell its products into new markets.

Market knowledge of the Company’s name is limited. The Company will need to devote considerable resources to educate new markets about any products the Company offers. In establishing new markets, the Company will be competing with companies that are potentially already entrenched in such markets or may be better funded than the Company. The ability of the Company to raise brand awareness will depend on its ability to raise the money required to undertake such an intensive marketing effort. As noted elsewhere, there is no assurance that the Company can raise funds required for such an investment in marketing.

The Company has limited sales and marketing experience and can provide no assurance that the Company can keep its current customers or gain new ones.

The Company has limited experience in marketing and selling its products and the Company has no sales or marketing staff. The Company will have to expend substantial funds to promote and develop any products. The Company’s success in this regard will depend on the quality of its products and its ability to develop and implement an effective sales and marketing strategy. Failure to achieve the marketing objectives will have a material adverse effect on the

Company and on its results of operations and financial condition.

Conflicts of interest may exist for Directors and Officers which may inhibit their ability to act in the best interests of the Company and its shareholders leading to possible impairment of the Company’s ability to achieve its business objectives.

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company. They will have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives. Terrance Owen is an Officer and Director of other companies but none of these companies compete with or provide services that are similar to those of the Company.

Management of the Company can, through their stock ownership in the Company, influence all matters requiring approval by the Company’s shareholders.

Management and Directors of the Company as at March 31, 2013, collectively own  2.6% of the Company's issued and outstanding common shares at that date. A group of shareholders that purchased the COC debt and another group that received shares for the acquisition of Pedia-Safe collectively own 65% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

Risks Pertaining to the Industry:

Registration of products may not occur in a timely manner which could lead to delays in product introductions, reduced revenue expectations and extra costs to conduct further tests to satisfy regulatory agencies.

Government agencies, such as the Food and Drug Administration (“FDA”) in the United States and Health Products and Food Branch in Canada, need to provide approvals of the Company’s products prior to any sales of these products. To obtain such approvals, the Company may be required to submit extensive amounts of information on the efficacy, toxicology, carcinogenicity, mutagenecity and other testing of the products that it is trying to register. After all of the information is provided, the agencies can request supplemental information and further testing. Once all of the requirement for documentation is satisfied, the agencies can take an indeterminate amount of time to provide approvals for the Company to market its products. Significant delays could lead to slower revenue growth than anticipated. In addition, regulatory delays can allow time for competitors to devise strategies to prevent or reduce market penetration. There is no assurance that government agencies will accept for registration any of the Company’s products.

There is a risk that the Company’s intellectual property infringes upon the rights of other companies, which could lead to reduced revenues, reduced margins due to sanctions against the Company, outright withdrawal or prohibition of products or trademarks from the market and significant costs for legal defense against infringement claims, re-branding of products and revised marketing materials.

The Company is unaware of any infringement claims being made against the Company or its products or processes at the time of writing. In the future, there can be no assurances that third parties will not assert infringement claims in the future or require the Company to obtain a license for the intellectual property rights of such third parties. There can be no assurance that such a license, if required, will be available on reasonable terms or at all. If the Company does not obtain such a license, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such a license could be prohibited.

There is a risk that earlier inventions may exist that invalidate the Company’s patent applications so that the Company may not be able to sell any infringing products.

Since patent applications are maintained in secrecy for a period of time after filing, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first creator of inventions covered by pending patent applications, or that it was the first to file patent applications for such inventions. The Company might have to participate in interference proceedings in U.S., Canadian or patent offices in other jurisdictions to determine priority of invention, at substantial cost, particularly if such actions are required overseas. There can be no assurance that the Company’s patents, if issued, would be held valid or enforceable by a court.

There may be limited ability to defend the patents if and when they are issued, leading to loss of sales that might otherwise be realized if the Company was in a position to defend its patents.

Litigation among pharmaceutical companies can be intense and costly. The Company might not have the financial ability to defend its patents, if issued, against larger industry players. Litigation may be necessary to enforce patents issued or assigned to the Company, or to determine the scope and validity of a third party's proprietary rights. Additionally, there can be no assurances that the Company would prevail in any such action. An adverse outcome in litigation or as part of an interference or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company to cease using certain technology or products, any of which could have a material adverse effect on the Company’s business.

The market for natural health, OTC and generic drug products is competitive and well established with a number of large, multinational, widely recognized companies with significant financial and marketing resources selling, and possibly developing, similar products.

If the Company is able to bring its proposed products to market, competitors are already well established with antiseptic products and products for the treatment of topical infections. The introduction of new products into these existing markets could be met with aggressive marketing, price cutting and distribution impediments by competitors. To obtain market share, the Company’s business must penetrate a market with established competitors and obtain sufficient recognition to be able to displace the existing products. Substantial funds will have to be spent on marketing and education to achieve these objectives. Competitors may be developing new technologies and new products that will offer significant improvements over existing products, including those offered by the Company. There can be no assurance that others will not independently develop similar products, duplicate any of the Company’s products or, if patents are issued to the Company, design around such patents. There can be no assurance that a competitor's technology or product would be found to infringe the Company’s patents.

The Company may not be able to establish distribution channels for ay new products that it brings to the market

In the past, the Company has generated sales through pharmaceutical chains such as London Drugs, Shopper’s Drug Mart and Pharmasave but currently sells no products to these customers. If the Company is able to bring new pharmaceutical products to the market, sales will depend on these customers distributing the products through their outlets. If these customers do not take the products, the Company will be required to find alternative distributors. It is possible that alternative distributors may not be found and the Company would have to try to sell its products directly to the end users, leading to a significant increase in marketing and sales costs and, most likely, slower sales growth.

The Company, if it is able to establish sales again, will have a limited number of customers and will be dependent on a few key accounts to generate sales.

 If the Company is able to generate sales through the pharmacy chains, if sales are not sufficient to maintain shelf space in their stores, these customers would likely stop carrying the Company’s products. The result would be a reduction in the Company’s revenues unless new distributors could be found and would also likely result in a costly requirement for the Company to buy back its unsold products from the customers.

1.3

  SELECTED ANNUAL FINANCIAL INFORMATION

For the twelve month period ended	June 30, 2012	June 30, 2011	June 30, 2010
Revenue	$ 83,361	$ 305,592	$ 1,459,686
Loss and Comprehensive Loss	306,565	1,875,565	3,992,659
Basic and Diluted Loss Per Share	0.05	0.03	0.07
Total Assets	19,571	190,494	1,353,067
Accounts Payable and Accrued Liabilities	347,235	304,996	195,788
Sponsorship Liability	875,000	875,000	680,000
Promissory Notes	118,500	77,000	-
Long – Term Liabilities	-	-	237,983

Overview

Revenue

Sales declined by $227,051 during the year ended June 30, 2012 to $78,541 (2011 - $305,592) as the Company ran into production delays due to a lack of funds. On October 31, 2011, on the expiry date of its lease, the Company moved out of its warehouse and office space and stopped production of all of its products. As a result, revenues were negligible during the following eight months ended June 30, 2012. As noted above, the Company has licensed its disinfectant and hand sanitizer products to a third party and it has no intention to resume the sale of these products.

Loss and Comprehensive Loss for the Period

For the year ended June 30, 2012, losses declined to $306,565 (2011 - $1,875,565) as the Company effectively ceased operations and cut its expenses to the most basic needs such as filing fees, the audit and the maintenance of its intellectual property. The decline can in part be attributed to the fact that inventory write downs were $34,506, which is significantly less than the $431,369 recorded at year end 2011. In addition, the settlement of management fees resulted in other gains of $127,806.

Total Assets

Assets declined by $170,743 as of June 30, 2012 from $190, 494 at June 30, 2011. This can be attributed to lower cash and receivable levels and to the fact that inventories were written off because of the lack of demand for hand sanitizer products. Supplies, such as bottles, caps, sprayers, boxes, dispensers and stands were deemed to have only recyclable value. Hand sanitizers had no value as there was no demand and the expiry dates of most of the products were too short for most customers to accept.

When the Company moved from its warehouse on the expiration of the lease and had no facility from which to ship from, it failed to meet the requirements of Health Canada for maintaining a Drug Establishment License (“DEL”). Without a DEL, the Company was not permitted to sell hand sanitizer products.

Sponsorship Liability

Sponsorship liability represents final payments owing per the sponsorship agreement to be fully paid by December 31, 2012.  The scheduled sponsorship payments per the sponsorship agreement were in default.  As June 30, 2012, the total outstanding sponsorship liability was $875,000, which has been included in the accounts payable and accrued liabilities. As noted elsewhere, the Sponsorship liability was converted into 10,987,500 shares.

1.4        SUMMARY OF QUARTERLY RESULTS

Period Ended	Mar/13	Dec/12	Sept/12	June/12	Mar/12	Dec/11	Sep/11	Jun/11
Reporting Standards used	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
Revenue	$-	$-	$-	$ -	$ 479	$38,209	$39,853	$121,357
Net Income/Loss	(45,393)	(30,396)	880,519	(504,923)	(54,742)	(67,450)	(183,242)	(952,048)
Loss/Share	(0.003)	(0.003)	0.12	(0.05)	(0.01)	0.01	0.03	0.03
Total Assets	354,422	365,612	362,169	19,571	75,996	102,919	135,828	190,494

1.5         RESULTS OF OPERATIONS

For the Three Month Period ended March 31, 2013

Sales

Sales for the three months period ended March 31, 2013 were $nil compared to $479 for the three month period ended March 31, 2012.

Cost of Sales

For the three month period ended March 31, 2013, the cost of sales was $nil (March 2012- $2,281). The lower costs during the period ended March 31, 2013 reflect the cessation of manufacturing and sales.

Gross (Loss)/Profit

For the three month period ended March 31, 2013, the Company recorded a gross loss of $nil (March 2012 - $21,375), again reflecting the cessation of manufacturing and sales.

Interest on Promissory Notes

Past, current and future interest on Promissory Notes has been waived.

Consulting & Management

Consulting and management fees for the three month period ended March 31, 2013 were $15,000 compared to $19,000 for the three period ended March 31, 2012. No non-cash based stock compensation was recorded during the three month periods ended March 31, 2013 or 2012.

Dues and Filing Fees

The dues and filing fees amounted to $14,332 for the three month period ended March 31, 2013 compared to $20,033 for the same period ended March 31, 2012.

Legal and Accounting Fees

Legal and accounting fees were $1,605 for the three month period ended March 31, 2013 compared to $nil for the same period ended March 31, 2012.

Product Registration and Development Costs

Total costs incurred in this category for the three month period ended March 31, 2013 were $1,682 and $8,746 for the same period ended March, 2012. Costs incurred in this category consisted primarily of fees paid to maintain the Company’s patents and patent applications.

Wages and Benefits

Wages and benefits for the three month period ended March 31, 2013 were reduced to $nil compared to $nil for the three month period ended March 31, 2012.

Comprehensive (Gain)/Loss from Operations

The Comprehensive gain/(loss) from operations was $(45,393)for the three month period ended March 31, 2013 compared to a gain of $(54,742) during the same three month period ended March 31, 2012.

For the Nine Month Period ended March 31, 2013

Sales

Sales for the nine months period ended March 31, 2013 were $nil compared to $49,324 for the nine month period ended December 31, 2011.

Cost of Sales

For the nine month period ended March 31, 2013, the cost of sales was $nil (December 2011- $40,990. The lower costs during the period ended March 31, 2013 reflect the cessation of manufacturing and sales.

Gross (Loss)/Profit

For the nine month period ended March 31, 2013, the Company recorded a gross loss of $nil (March 2012 - $8,239), again reflecting the cessation of manufacturing and sales.

Interest on Promissory Notes

Past, current and future interest on Promissory Notes has been waived.

Consulting & Management

Consulting and management fees for the nine month period ended March 31, 2013 were $45,000 compared to $134,442 for the nine period ended March 31, 2012. No non-cash based stock compensation was recorded during the nine month periods ended March 31, 2013 or 2012.

Dues and Filing Fees

The dues and filing fees amounted to $21,825 for the nine month period ended March 31, 2013 compared to $30,328 for the same period ended March 31, 2012.

Legal and Accounting Fees

Legal and accounting fees were $12,870 for the nine month period ended March 31, 2013 compared to $1,532 for the same period ended March 31, 2012

Product Registration and Development Costs

Total costs incurred in this category for the nine month period ended March 31, 2013 were $8,382 and $23,886 for the same period ended March, 2012. Costs incurred in this category consisted primarily of fees paid to maintain the Company’s patents and patent applications.

Wages and Benefits

Wages and benefits for the nine month period ended March 31, 2013 were reduced to $nil compared to $63,017 for the nine month period ended March 31, 2012.

Comprehensive (Gain)/Loss from Operations

The Comprehensive gain/(loss) from operations was $804,730 for the nine month period ended March 31, 2013 compared to $(195,950) during the same nine month period ended March 31, 2012. The difference comes from a gain on debt settlement.

1.6         LIQUIDITY

As at March 31, 2013, the Company had a working capital deficit of $(368,634) ($(1,320,984) – June 30, 2012). Management believes that with the private placement that is underway, the Company will have adequate liquidity to settle its liabilities when they come due. However, the resources on hand may not be sufficient to enable the Company to acquire products or develop its products. Management is actively looking for addition equity and debt financing to address future cash flow needs. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

1.7

     CAPITAL RESOURCES

During the three month period ended March 31, 2013 and 2011, no warrants or options were exercised. However, 327,500 warrants expired on September 07, 2012 and 200,000 warrants expired on January 11, 2013.

Warrants

On April 27, 2012, the Company closed a non-brokered private placement of 560,000 units of the Company’s common shares at a price of 10 cents per unit, for proceeds of $560,000.  Each unit consists of one common share of the Company and one share purchase warrant, which will entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months from the closing date of the offering at an exercise price of 15 cents for the first 12 months and 20 cents during the next 12 months.  The Company has paid a finder’s fee of $4,100 pursuant to the policies of the TSX Venture Exchange.

On January 12, 2011, the Company completed a private placement of 200,000 units of the Company at a consolidated price of $1.00 per unit for gross proceeds of $200,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $2.00 per share until January 12, 2013 with a forced exercise provision attached to each warrant. Legal fees of $5,626 were charged against share capital in connection with the private placement. Warrants were valued at $18,676.

On September 7, 2010, the Company completed a private placement of 327,500 units of the Company at a consolidated price of $1.00 per unit for gross proceeds of $327,500. Each unit consisted of one common share of the Company and one share purchase warrant. Each warrant entitled the holder to acquire one additional common share at a price of $2.00 per share until September 7, 2012 with a forced exercise provision attached to each warrant providing that if, for ten consecutive trading days, the closing price of the listed shares of the Company exceeds $4.00 then the exercise period of the warrants would be reduced to a period of 10 days following such trading days. Finders’ fees of $2,250 and legal fees of $15,887 were charged against share capital in connection with the private placement. Warrants were valued at $57,581.

Options

On October 31, 2008, the Company granted options to acquire 55,000 common shares of the Company to directors, consultants, officers and employees. The options have an exercise price of $2.00 with an exercisable term of five years expiring on October 31, 2013. All of the 55,000 options vested immediately with an estimated fair value of $0.09 per share resulting $48,743 in stock based compensation expense being recognized.

On June 5, 2009, the Company granted options to acquire 160,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise of $2.50 with an exercisable term of five years expiring on June 4, 2014. 145,000 options vested immediately with an estimate fair value of $0.13 per share resulting $185,853 in stock based compensation expense being recognized.

On October 15, 2009, the Company granted options to acquire 75,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise of $5.50 with an exercisable term of five years expiring on October 15, 2014. Of these, 70,000 options vested immediately with an estimate fair value of $0.46 per share resulting $324,935 in stock based compensation expense being recognized.

The remaining 5,000 options were vested in equal quarterly installments over a period of 12 months from the date of grant to result in additional stock based compensation of $23,044.

During the year ended June 30, 2010, options granted to an employee to acquire a total of 2,000 common shares of the Company were cancelled due to the departure of the employee leaving a total of 73,000 of these particular options.

During the quarter ended December 31, 2012, options totaling 215,500 were cancelled due to the resignation of Directors of the Company, leaving a balance of 72,500 options.

As at December 31, 2012, the Company had 21,617,075outstanding common shares and 760,000 outstanding warrants exercisable at an exercise price range of $2.00 before January 11, 2013. The outstanding stock options as at December 31, 2012 were 72,500 at an exercise price range of $2.00 to $5.50 per option. As of December 31, 2012, including outstanding warrants and exercisable options, the Company would have had 22,449,575 fully diluted shares.

At the time of this report, the Company does not have sufficient working capital to pursue its development plans. There can be no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and options. At the current time a private placement is underway; however, there is no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable. Many of the Company’s products still require further development, laboratory testing and human testing in order to obtain required regulatory approvals. A lack of funds will impair the ability of the Company to complete such tests. A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, which might alter the capital structure of the Company, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

1.8

COMMITMENTS AND AGREEMENTS

1.

As announced in a news release issued on July 15, 2009, the Company entered into a corporate sponsorship agreement (“the Sponsorship”) with the Vancouver Organizing Committee (“VANOC”) for the 2010 Olympic and Paralympic Winter Games (“the Winter Games”). Under the terms of the Sponsorship, the Company was granted the exclusive rights to be the Official Supplier in the Hand Sanitizer and Disinfectant Cleaning Products category for the 2010 Winter Games and rights to associate with the Canadian Olympic Team competing at the Vancouver 2010 Olympic Winter Games and the London 2012 Olympic Games through to December 31, 2012. After the Winter Games were completed, VANOC assigned its rights under the agreement to the Canadian Olympic Committee (“the COC”)., During the nine month period ending March 31, 2013, the amount owing to the COC was assigned to a third party by the COC. The Company and the third party have agreed not to use the Olympic marks. At the time of this report, the assignment has been converted into shares for debt with the approval of the TSX-V.

2.

 On September 11, 2012, the Company entered into an agreement with Canagen Pharmaceuticals Inc.      (“Canagen”) that granted the Company global sales and marketing rights, excluding China and India, to Pedia-Safe POLYVITAMIN DROPS (“Pedia-Safe”). Pedia-Safe is a liquid multivitamin formulation developed for expectant and breast-feeding mothers, infants and children up to 9 years of age, which is registered for sale in Canada under Health Canada’s Natural Health Products Regulations, with the issuance of Natural Product Number 80026139.

3.

On September 11, 2012, the Company entered into an agreement with Canagen Pharmaceuticals Inc. (“Canagen”) that granted the Company the sole, exclusive to manufacture Pedia-Safe or to have Pedia-Safe manufactured by a third party manufacturer for the Company and/or its sub-licensees, according to any packaging label the Company requires and delivering the Product to any destination required by the Company.

4.

On October 18, 2012 the Company announced that it had entered into a binding Memorandum of Understanding to acquire FerroHeme®, a dietary iron supplement and the concomitant global sales and marketing rights to the product, from Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, BC. Under the terms of the Memorandum of Understanding, ALDA will provide payments over a period of three years to reimburse Canagen for the development and goodwill costs of Ferroheme and, thereafter, pay royalties of 5% of net sales to Canagen until the earlier of five years or the total royalties paid to Canagen are equal to 50% of the acquisition cost. On full payment of the development costs and the royalties, ownership of FerroHeme® will be transferred to ALDA. By mutual agreement of ALDA and Canagen, the payments and royalties may be paid in cash or shares of ALDA, subject to the policies of the TSX Venture Exchange.

5.

On October 19, 2012, the Company announced that it had entered into a binding Memorandum of Understanding that grants ALDA an option to acquire a number of new pharmaceutical products (“the Products”) from Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, BC. The Products include:

a.

Patentable, compounds for the treatment of:

i.

Melanoma and other forms of skin cancer and

ii.

Alzheimer’s.

b.

A non-prescription, proprietary opiate addiction treatment product, which has been endorsed by the World Health Organization (WHO) and registered as a pharmaceutical in China, Cambodia, Thailand, Myanmar and successfully used in these countries to treat opiate-addicted patients.

c.

A new, patented TB drug, which has been registered and used as a drug in Ukraine for the treatment of Tuberculosis and multi-drug resistant TB.

d.

The generic chemotherapy compounds, paclitaxel and docetaxel,

e.

Octacosanyl nicotinate, a cardiovascular drug with US Patent 7,615,641 and

f.

Any other products that Canagen wishes to include in the Option.

Under the terms of the Memorandum of Understanding, ALDA will have the right to undertake due diligence on the Products in order to validate any claims of efficacy, evaluate their market potential and estimate the costs to bring them to market. ALDA will have a Right of First Refusal to match the terms offered by any third party for any of the Products.

The acquisition of any of the Products will be subject to the policies of the TSX Venture Exchange. A definitive agreement is in progress.

1.9

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not aware of any off-balance sheet transactions requiring disclosure.

1.10

TRANSACTIONS WITH RELATED PARTIES

a)   During the nine months ended March 31, 2013, the Company was invoiced for management fees of $45,000 (March 2012 - $134,442)

The Company issued 397,600 shares to settle $39,760 of management fees owed and the balance of $119,280 was booked to gain on debt settlement. During the year ended June 30, 2012, $125,4400 of consulting fees were settled for the rights to manufacture and market T36® disinfectant and hand sanitizer products in Canada

b)    During the nine month period ended March 31, 2013, the Company was invoiced $6,870 (March 2012 - $nil) to a company owned by a director for accounting services

c)   During the nine month period ended March 31, 2013, the Company received net financial loans in the amount of $nil (March 2012 - $29,000) from companies controlled by the directors of the Company.

 These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

1.11

THIRD QUARTER EVENTS AND ACTIVITIES

On March 21, 2013 the Company announced a non-brokered private placement to raise up to $800,000 by the issuance of up to 8,000,000 units at a price of $0.10 per unit. Each Unit would be exchangeable for one common share of the Company and one share purchase warrant. Each warrant would entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants will be subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

1.12

SUBSEQUENT EVENTS

•

On April 26, 2013 the Company held its AGM. The following Directors were elected – Terrance Owen, Thomas Kennedy, Eugene Beukman and Jamie Lewin. The following officer appointments were made: Terrance Owen as Chief Executive Officer and Jamie Lewin as Chief Financial Officer.

•

On May 14, 2013 the TSX-V gave Final Approval to the March 21, 2013 announced private placement for $800,000.

1.13

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are presented in Note 3 and 4 of the unaudited interim condensed consolidated financial statements for the period ended March 31, 2013.  The preparation of financial statements using accounting policies in compliance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates may have a significant impact on the interim condensed consolidated financial statements.  Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations.

The preparation of the interim condensed consolidated financial statements also requires management to exercise judgment in the process of applying the accounting policies.  Areas requiring significant management estimates include stock based compensation expense, valuation of share purchase warrants, valuation of accounts receivables, recognition of revenue and valuation of inventory.

1.14       RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(a) IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 -

Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(b) IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

(c) IFRS 11 Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011 and will replace IAS 31 - Interests in Joint ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Ventures. IFRS 11 is effective for annual period beginning on or after January 1, 2013.

(d) IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1,

2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(e) IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides  the guidance on the measurement of  fair value and related disclosures through a fair value hierarchy

1.15       FINANCIAL INSTRUMENTS

Financial instruments are initially recognized at their fair value on a settlement date basis when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract.

Fair Values - Fair value is the amount at which a financial instrument could be exchanged between willing parties based on current markets for instruments with the same risk, principal and remaining maturity. Fair value estimates are based on present value and other valuation techniques using rates that reflect those that the Company could currently obtain, on the market, for financial instruments with similar terms, conditions and maturities.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Unless otherwise noted, cash and cash equivalents, GST receivable, and accounts payable and accrued liabilities are stated at amounts that approximate their fair value.  The fair values of these instruments approximate their carrying values due to the short term nature of these financial instruments.

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments.  Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

Financial assets at fair value through profit or loss (“FVTPL”) - Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as FVTPL.  Any financial instrument can be designated as FVTPL as long as its fair value can be reliably measured.  These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The Company has classified cash and cash equivalents as FVTPL, which accordingly are carried at their fair values.

FVTPL assets are not subject to significant credit, foreign exchange or interest rate risk due to their short term nature.

Held-to-maturity - Financial assets that have a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings. Any transaction costs incurred to acquire held-to-maturity financial assets will be included in earnings.  Currently, the Company has no held-to-maturity financial assets.

Loans and receivables - Items classified as loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings. Any transaction costs incurred to acquire loans and receivables financial instruments will be included in earnings. The Company has classified GST receivable as loans and receivables.

Available-for-sale - Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value.  Any unrealized gains or losses arising from the change in fair value are recorded as other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Cumulative gains and losses arising upon the sale of the instrument are included in earnings. Any transaction costs incurred to acquire available-for-sale financial assets will be included in earnings. Currently, the Company has no available-for-sale financial assets.

Other financial liabilities - Financial liabilities that are not classified as held-to-maturity are classified as other financial liabilities, and are carried at amortized cost using the effective interest method.  Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The Company has classified accounts payable and accrued liabilities, sponsorship liability and promissory notes as other financial instruments, which are accordingly carried at amortized cost.  Due to their short-term natures, the fair values of other financial liabilities approximate their carrying values, and they are not subject to significant credit, foreign exchange or interest rate risk.

The Company has made the following classifications:

Cash and equivalents

Held for trading

Accounts receivable

Loans and receivables

Accounts payable and accrued liabilities

Other financial liabilities

Sponsorship liability

Other financial liabilities

Promissory Notes

Other financial liabilities

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits.

The Company’s cash and equivalents are held through a large Canadian financial institution.  Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings.  The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its trade receivables, but does not require collateral.  The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposures to any counterparty.  The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.  See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements.  To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.  Fluctuations in interest rates impact marginally on the value of cash and equivalents.

Determination of fair value

The fair values of financial assets and financial liabilities are determined as follows:

i) For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

ii) The fair value of notes payable and obligations under capital lease approximate their carrying value as their effective interest rates approximate current market rates;

iii) The fair value of derivative financial instruments is determined based on fair market valuation methods.

	Fair Value at March 31, 2013
	Total	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents
(Held-for-trading)	$ 1,510	$ 1,510	$ -	$ -
Accounts receivable
(Loans and receivables)	15,025	15,025	-	-
Accounts payables and accrued liabilities
(Other financial liabilities)	174,203	174,203	-	-
Promissory notes
(Other financial liabilities)	111,850	111,850	-	-

1.16

OTHER MD&A REQUIRMENTS

(a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

Additional relevant disclosure, such as expensed research and development costs, general and administration expenses, material costs, whether capitalized, deferred or expensed are disclosed in the accompanying financial statements for the for the year ended June 30, 2012 as allowed in NI 51-102, Section 5.3 (3).

On September 23, 2011, a supplier to the Company, Cosmaceutical Research Lab, Inc. (“CRL”) filed a Notice of Claim (“the CRL Claim”) in the Provincial Court of British Columbia, Surrey against the Company for $9,727.93 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company, which is still outstanding at December 31, 2012.

On March 29, 2012, ACD Insurance Services Ltd. filed a Notice of Claim (“the ACD Claim”) in the     Provincial Court of British Columbia, North Vancouver against the Company for $2,148.00 for unpaid    invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company. The ACD claim was assigned to a third party who accepted 21,480 shares of the Company in settlement of the ACD claim on September 12, 2012.

(b)      Disclosure of Outstanding Share Data

The following table summarizes the Company’s outstanding share capital as at report date:

Security in Number	June 30, 2012	The reporting date
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	6,959,680	21,617,075[2]

Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities

Stock Options

Warrants

Convertible Debentures

	288,000 1,087,500 -	72,500[3] 560,000[1] -
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Options and Warrants. Fully diluted	1,375,500 8,335,180	632,500 22,249,575

            1 327,500 warrants expired on September 07, 2012.

              200,000 warrants expired on January 11, 2013.

           2 11,257,395 shares issued for debt settlement

               3,400,000 shares issued for asset acquisition

           3 215,500 options were canceled December 31, 2012

(c)

Disclosure Controls and Procedures

The management of ALDA is responsible for establishing and maintaining disclosure controls and procedures for the Company and has designed such disclosure controls and procedures, or caused them to be designed under ALDA management’s supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to ALDA management by others within those entities particularly during the period covered by this MD&A.

ALDA management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the period covered by this MD&A and based on that evaluation, the management has concluded that the disclosure controls and procedures are effective.

(d)

Internal Control Over Financial Reporting

Venture issuers are not required to include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52- 109”). In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s generally accepted accounting principles.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make. Investors should be aware that inherent limitations on the ability of the Company are certifying officers to design and implement on a cost effective basis.

Forward Looking Statements

The statements contained in this report that are not purely historical are forward-looking statements. “Forward looking statements” include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

Officers and Directors Terry Owen, President, CEO and Director Jamie Lewin, CFO, Secretary and Director Tom Kennedy, Director Eugene Beukman, Director	Contact 1518 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3 Tel: 604-689-8383; Fax: 604-689-1289 info@aldacorp.com www.aldacorp.com